Contact

www.linkedin.com/in/sam-bernhardt-42487b2 (LinkedIn)
www.gojisolutions.com (Company)

Top Skills

International Project Management
Product Development
Market Analysis

Languages

Spoken German
English (Native or Bilingual)

Sam Bernhardt

Chief Technology Officer at Oshi (Formerly Plantish) | Preserving the Planet

Israel

Summary

I am a senior Innovation Management, R&D and Product Management professional with wide experience in Global Market and Business Development. My key skills include combining product development with international project and financial management to create and motivate teams to deliver exceptional results. Whether it's conceptualizing and then delivering on innovative new products or researching and then delivering on profitable new business opportunities, I use my unique combination of technical and commercial skills to make a positive impact on my employer's bottom line in many applications - Business to business (LycoRed), FMCG (SodaStream, Bevyz), Foodstuffs (Pillsbury), white goods and cutting edge technology (Goji, Bevyz) or bringing start ups from concept to products in market (Blix, Zero Egg, Oshi).

Core Competencies:
Bringing new products to market successfully, on time on budget
Proven market analysis, marketing and sales abilities
Superior financial planning skills and implementation
Successful experience in innovation management, multi disciplinary product development utilizing numerous technologies
Excellent “people skills”, creating and motivating teams
Conceptualization of new products and innovations
International project management

Experience

Oshi (formerly Plantish)

CTO
March 2023 - Present (3 years 3 months)
Israel

Plantish is a foodtech company developing a breakthrough technology to produce premium whole-cut, plant-based fish fillets to sustainably feed the

world at scale. Our vision is to become the world's leading fish brand, all without hurting a single fish.

Our first product is Plantish salmon™, which is not only delicious, but also high in protein and Omega-3s, and free of mercury and antibiotics.

Founded in March 2021 by serial entrepreneurs and a team of 3D printing, chemistry, and bioengineering PhDs, the company raised a $2M pre-seed round, followed by a $12.45M seed round, from some of the world's preeminent company builders, including State Of Mind Ventures, Pitango, Unovis, TechAviv, and OurCrowd, and angel investors including Nuseir Yassin from Nas Daily.

Zero Egg
Chief Technology Officer
July 2020 - April 2023 (2 years 10 months)
Israel

Zero Egg is a food technology company creating plant-based eggs that are good for people, hen-friendly, and easy on the planet. We believe plant-based eggs should be an everyday choice. It shouldn't be costly, hard to find, or lacking in any way. We've created the plant-based egg for everyone.

Zero Egg products are available to foodservice operators and food manufacturers in the United States, Israel, the EU and UK.

Sam Bernhardt - Food Technology, Innovation Management and Business Development
Senior Consultant
June 2014 - August 2021 (7 years 3 months)

As an innovation, business development and food technology consultant for both established companies and start-ups I have several areas of activity and customers, chief among them acting VP of Food Technology for BLIX (Below), VP of Global Beverage Technology for Bevyz (Below) and Senior Technologist at ProSolv, a company specializing in out of the box, multidisciplinary solution development.

Blix
VP Food Technology
June 2016 - July 2020 (4 years 2 months)

We believe that you don't have to compromise between time and eating healthy delicious food made from wholesome, all-natural ingredients. So we created an intelligent blending platform with pre-portioned smart cups that can blend a fresh smoothie, soup, or spread in a matter of seconds with no planning, prepping and zero cleaning.

We use only natural ingredients—IQF at their peak for optimal nutrition—and made to order for easy, instant, and 100% wholesome blended sips and snacks for you and your family.

www.myblix.com

Bevyz
VP, Global Beverage Technology
June 2014 - July 2015 (1 year 2 months)
Arnhem Holland

The Bevyz multi-drink system is becoming the global platform for single serve beverage preparation. With a multi-disciplinary team of engineers, beverage developers and project managers we are working hard creating successful market introductions of the Bevyz systems and technology implementations at partner companies.

The Bevyz R&D site is based in Arnhem, The Netherlands, and has close cooperation with partners in Europe, China, Latin America, USA, Russia and Korea.

I had the privilege to manage the team of professionals responsible for making the consumers exciting experience a reality by providing hot, cold and fizzy beverages and cooperating with our international partners.

Goji LTD (formerly RF-Dynamics)
Product Management Director
December 2011 - May 2014 (2 years 6 months)

Goji (Formerly RF-Dynamics) is an international, multidisciplinary Start-Up (100 employees), that develops a controlled RF energy transfer technology

• Member of Intl. Strategy and Marketing Team

• Support international customers in identifying, engaging and selling end products to leading food & hotel chains in the USA

• Plan, execute and administer successful field trials of innovative, technologically disruptive, products in the USA

• Formulated new company strategy and products

• Multidisciplinary market analysis

• Create multiple, stand alone, business plans

• Support and conduct business development

• Product management, including R&D prioritization, creating marketing collateral, positioning, set up company internet site, etc.
• Act as the focal point for company expertise in food legislation, planning food testing and scientific publications

LycoRed Corporation
Director of Innovative Food Ingredients, Business Unit Manager
2008 - December 2011 (3 years)
USA / Israel

The Lycored group is a market leader in natural lycopene, carotenoids and ingredients for the dietary supplement and food industry worldwide. Sales in excess of $80M
• Director of innovative food ingredients:
- Create business and marketing plans for innovative raw materials
- Business development within worldwide market
- Expand new customer base
- Increase sales by thousands of tons
• Manage USA business unit, turn around and made profitable within roughly 1 year by:
- Optimizing work processes
- Improving distribution within USA and abroad
- Expanding customer base
- Implement re tooling and optimize utilization of existing equipment

SodaStream International, Ltd.
Beverage Category Manager
2001 - 2008 (7 years)
·World market leader in Home Carbonation Systems, distributed in over 19 markets with sales in excess of €100M
• Member of International Marketing Team
• Develop, optimize and manage substantial product range (over 150 SKU's) with sales in excess of €75M per year delivering profitability / gross margin well in excess of 30%
• Manage the successful development and launch of new concepts, product improvements and innovations, for food and non food products, in multiple product lines for 19 markets worldwide
• Fully responsible for marketing planning and execution
• Initiate and development new products: planning, formulations, packaging, costing, and bringing to market, responsible for pricing strategy and ensuring profitability

- Market research, branding and positioning
- Create and implement marketing and technological business plans for consumables range under two brands in multiple worldwide markets
- Implement manufacturing solutions resulting in annual cost savings in excess of €2M
- Lead and manage cross group and market specific development projects and teams in diverse technologies - advanced plastics development, ancillary goods as well as beverages
- Manage and develop cross group innovation team and NPD process

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Education

The Hebrew University of Jerusalem
PhD, Biochemistry · (1989 - 1995)

New York University - Polytechnic School of Engineering
MBA, Marketing, Innovation Management · (2006 - 2007)